UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               BLUE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   095602 10 8
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                                 (CUSIP Number)

                                  MAY 23, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

--------------------------------------------------------------------------------
                              CUSIP No. 095602 10 8
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         DAVID WEINER
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [_]
                                                                       (b)   [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
---------------- -------- ------------------------------------------------------
                 5        SOLE VOTING POWER
 NUMBER OF
                          394,341
   SHARES        -------- ------------------------------------------------------
                 6        SHARED VOTING POWER
BENEFICIALLY
                          0
 REPORTING       -------- ------------------------------------------------------
                 7        SOLE DISPOSITIVE POWER
PERSON WITH
                          394,341
                 -------- ------------------------------------------------------
                 8        SHARED DISPOSITIVE POWER

                          0
---------------- -------- ------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         394,341
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.4% (1)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

(1) Based on a total of 27,982,200 shares of the Issuer's common stock issued and outstanding on May 23, 2008.


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


         This Schedule 13G/A amends the following sections of the Schedule 13G filed with the Securities and Exchange Commission on May 15, 2008.

ITEM 4.  OWNERSHIP.

                  Included in rows 5 through 9 and 11 on page 2. On May 23, 2008, the Reporting Person rescinded the purchase of 1,750,000 shares of Common Stock at a per share price of $0.80 which originally occurred on May 9, 2008. On May 23, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 3, 2008                   /s/ David Weiner
                               -------------------------------------------------
                               David Weiner


                                  Page 4 of 4